File No. 70-8589

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

__________________________________________
POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

Cinergy Corp.
Cinergy Investments, Inc.
Cinergy Services, Inc.
139 East Fourth Street
Cincinnati, Ohio  45202

(Name of companies filing this statement and addresses of principal executive offices)

Cinergy Corp.

(Name of top registered holding company)

William L. Sheafer
Treasurer
Cinergy Corp.
(address above)

(Name and address of agent for service)

Applicants request that the Commission send copies of all notices, orders and communications in connection herewith to:

Cheryl M. Foley                           William T. Baker, Jr.
Vice President, General Counsel           Reid & Priest LLP
and Corporate Secretary                   40 West 57th Street
Cinergy Corp.                             New York, New York
(address above)                           10019

Item 1.     Description of Proposed Transactions

       A.   Background:  Prior Orders

            1.   September 1995 EWG/FUCO Order

       By order dated September 21, 1995 in File No. 70-8589 (Rel. No. 35-26376) (the "September 1995 EWG/FUCO Order"), the Securities and Exchange
Commission ("Commission" or "SEC"), among other things, authorized Cinergy
Corp. ("Cinergy" or "Company"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and Cinergy's wholly-owned nonutility holding company subsidiary, Cinergy Investments, Inc. ("Investments"), from time to time through May 31, 1998:

            * to acquire the securities of one or more special-purpose entities (each, a "Project Parent"/1/) formed to engage exclusively in the business of acquiring and holding, directly or indirectly, the securities of, and/or providing services to, exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") as defined in Sections 32 and 33 of the Act; and

            * to make direct and indirect investments in EWGs, FUCOs and Project Parents (by means of equity and debt investments including guarantees and other forms of credit support) in an aggregate amount at any time outstanding not to exceed $115 million (the "Original EWG/FUCO Investment Limitation"), provided that any such direct or indirect investment by Cinergy or Investments would be made only if, on a pro forma basis, Cinergy's "aggregate investment" would not exceed 50% of Cinergy's "consolidated retained earnings" as determined pursuant to Rule 53(a) under the Act.

            2.   March 1996 EWG/FUCO Order

       By order dated March 8, 1996 in File No. 70-8589 (Rel. No. 35-26486) (the "March 1996 EWG/FUCO Order"), the Commission modified the
September 1995 EWG/FUCO Order in two respects.  Specifically, the
Commission:

            * extended the expiration date of the authorization period established in the September 1995 EWG/FUCO Order from May 31, 1998 to December 31, 1999; and

            * authorized Cinergy and Investments to increase their direct or indirect aggregate investment in EWGs, FUCOs and Project Parents from the $115 million limit established in the September 1995 EWG/FUCO Order to an aggregate amount equal to 50% of Cinergy's consolidated retained earnings, as defined in Rule 53(a) (the "50% Limitation")./2/

       3.   January 1995 Cinergy Debt Financing Order

       By order dated January 11, 1995 in File No. 70-8521 (Rel. No. 35-26215) (the "January 1995 Cinergy Debt Financing Order"), the Commission authorized Cinergy:

       * to issue and sell from time to time through January 31, 1997, in an aggregate principal amount at any one time outstanding not to exceed $375 million (the "Aggregate Debt Limitation"), within certain parameters set out in the Commission's order and Cinergy's Declaration as amended, (1) unsecured short-term promissory notes to banks and other financial institutions, (2) commercial paper to commercial paper dealers and financial institutions, and (3) unsecured demand promissory notes to banks evidencing Cinergy's reimbursement obligation in respect of letters of credit issued by such banks on Cinergy's behalf (collectively, "Short-Term Financings"); and

       * to use the proceeds of Short-Term Financings, inter alia, to invest in EWGs and FUCOs, subject to the receipt of any required further authorization from the Commission.

            4.   March 1996 Cinergy Debt Financing Order

       By order dated March 12, 1996 in File No. 70-8521 (Rel. No. 35-26488) ("March 1996 Cinergy Debt Financing Order"), the Commission modified the January 1995 Cinergy Debt Financing Order in three respects.
Specifically, the Commission:

            * extended the expiration date of the authorization period established in the January 1995 Cinergy Debt Financing Order from January 31, 1997 to December 31, 1999;

            * increased the Aggregate Debt Limitation established in the January 1995 Cinergy Debt Financing Order from $375 million to $1 billion; and

            * authorized Cinergy to apply proceeds from Short-Term Financings, up to the full amount of the increased Aggregate Debt
Limitation, to investments in EWGs, FUCOs and Project Parents, subject to the 50% Limitation.

       The March 1996 EWG/FUCO Order and the March 1996 Cinergy Debt Financing Order are sometimes hereinafter collectively referred to as the "Previous Orders."

       B.   Proposed Modifications to Prior Orders

       At December 31, 1996, Cinergy's "aggregate investment" and
"consolidated retained earnings" (each as defined in Rule 53(a)(1)) were approximately $487 million and approximately $990 million, respectively. As of January 30, 1997, Cinergy increased its aggregate investment to approximately $495 million./3/

       Accordingly, under the 50% Limitation as of January 31, 1997, Cinergy is foreclosed from further investments in Exempt Projects and the unique financial and strategic opportunities afforded by these investments. By contrast, if Cinergy were authorized to invest in Exempt Projects in an amount equal to 100% of consolidated retained earnings, Cinergy could presently invest an additional $495 million.

       Cinergy considers Exempt Project investments to be a critical element of its strategy for providing value to investors and successfully competing in the evolving energy industry. In view of the lack of available capacity under the 50% Limitation, and Cinergy's satisfaction of the applicable standards under the Act for the removal of the 50% Limitation as proposed herein, Cinergy hereby requests that the Commission issue an order pursuant to Rule 53(c) under the Act:

       1. modifying the March 1996 EWG/FUCO Order to exempt Cinergy from the requirements of Rule 53(a)(1) and thereby authorize Cinergy to increase its "aggregate investment" to an amount equal to 100% of "consolidated retained earnings";

       2. modifying the March 1996 Cinergy Debt Financing Order to authorize Cinergy to apply proceeds from Short-Term Financings, up to the full amount of the increased Aggregate Debt Limitation (i.e., $1 billion), to investments in EWGs, FUCOs and Project Parents in an aggregate amount up to 100% of consolidated retained earnings; and

       3. modifying the Prior Orders to extend the respective authorization periods set forth therein to December 31, 2002.

       Other than to the extent set forth immediately above, Applicants do not seek authority herein to modify any of the terms or conditions of the Prior Orders.

       C.   Existing Interests in Exempt Projects

       As of January 31, 1997, Cinergy's interests in Exempt Projects are as follows:

            1.   EDESUR

       Cinergy indirectly owns a 1% interest in Edesur, S.A. ("EDESUR"), a FUCO which owns an electricity distribution network serving approximately
2.1 million customers in the southern half of the city of Buenos Aires, Argentina. Cinergy's 1% interest in EDESUR, which is held by PSI Energy Argentina, Inc., a wholly-owned subsidiary of PSI Energy, Inc., an Indiana corporation and electric utility subsidiary of Cinergy ("PSI"), equated to an aggregate investment at January 31, 1997 of approximately $11 million. PSI Energy Argentina also provides operating and consulting services to EDESUR. Cinergy's ownership interest in EDESUR was acquired in 1992 prior to the 1994 merger creating Cinergy, by PSI Resources, Inc. ("Resources"), the then parent holding company of PSI, in connection with the sale by the Argentine government of a majority interest in this electric distribution company. See Release No. 35-25570, July 2, 1992./4/

            2.   Midlands

       Cinergy indirectly owns 50% of Midlands, a FUCO serving approximately 2.2 million customers in mid-central England. One of 12 regional electricity companies created in 1990 by the British Government as a part of the privatization of the electric utility industry in England and Wales, Midlands is primarily a distribution company, purchasing most of its electricity requirements from third-party generators. At January 31, 1997, Cinergy's aggregate investment in Midlands was approximately $484 million.

       As previously reported,/5/ Cinergy acquired its interest in Midlands in a 50-50 joint venture transaction with GPU, Inc. ("Joint Venture"). To accomplish the Midlands acquisition several Project Parents were established. In May 1996, Investments formed Cinergy UK under Delaware law for the purpose of indirectly acquiring and holding Cinergy's interest in Midlands. Pursuant to the Joint Venture agreements, Cinergy UK and a subsidiary of GPU then formed and acquired respective 50% equity interests in Avon Energy Partners Holdings, a U.K. unlimited liability company ("Avon Holdings"), which in turn formed and acquired all the capital stock of Avon Energy Partners plc, a U.K. limited liability company ("Avon Energy"). On May 7, 1996, Avon Energy commenced its public offer to acquire Midlands. On June 6th, Avon Energy declared the offer unconditional. During the third quarter of 1996, Avon Energy completed its acquisition of all of the outstanding common stock of Midlands. Under GAAP, Cinergy accounts for its interest in Midlands pursuant to the equity method of accounting.

       The total consideration paid by Avon Energy for the acquisition of Midlands was approximately $2.6 billion. The funds for the acquisition were obtained from Cinergy's and GPU's equity investments in Avon Energy of approximately $500 million each, with the remainder obtained by Avon Energy from funds borrowed under a 1.5 billion (british pounds) Term Loan and Revolving Facility Agreement, dated May 7,1996 ("Avon Credit Agreement"), among Avon Energy, Avon Holdings, as guarantor, certain banks named therein, Barclays and Chase Investment Bank Limited, as arrangers, and Barclays as agent. Funds borrowed by Avon Energy under the Avon Energy Credit Agreement are not recourse directly or indirectly to Cinergy or any subsidiary thereof (other than Avon Energy and Avon Holdings and their assets).

       Cinergy used debt to finance its entire $503 million equity investment in Midlands, with Cinergy borrowing $471 million under the Cinergy Corp. Credit Agreement and Cinergy UK borrowing $32 million under the Cinergy UK Credit Agreement./6/ The lenders under the Cinergy UK Credit Agreement have recourse solely to Cinergy UK and its assets for repayment of borrowings thereunder.

       D.   Exempt Projects:  Opportunities and Risks

       Investments in Exempt Projects present an opportunity to earn a return in excess of the risk adjusted cost of capital for such projects as well as other valuable strategic opportunities.

       For instance, Cinergy expects that Midlands should contribute to Cinergy's financial strength for many years to come. Preliminary results bolster this conviction. The Midlands acquisition added 10 cents (based on net income of $15.4 million) to Cinergy's 1996 earnings per share of $2.12. On a pro forma basis, assuming Cinergy had acquired its 50% interest in Midlands on January 1, 1996, Cinergy's earnings from its investment in Midlands would have equated to approximately 18 cents per share for 1996. Earnings from Midlands also helped to make possible an increase in the dividend payable on Cinergy common stock, from $1.72 to $1.80 annualized, which Cinergy's board of directors approved in October 1996./7/

       Beyond providing Cinergy with a relatively stable source of income into the future, the Midlands acquisition is attractive to Cinergy for other important financial and strategic reasons. First, Cinergy believes that it can add value to its investment in Midlands shares, primarily through implementation of cost saving measures. Cinergy's experience in achieving merger-related savings and its current reengineering efforts will provide Midlands with valuable intellectual resources./8/ Under the British regulatory system, the benefits of these cost savings will accrue primarily to the shareholders of Midlands. Second, Midlands competes as a power marketer in a market in which retail customers with a maximum annual peak demand of 100 kW, or more, can choose their electricity supplier. Beginning in 1998, all customers in the U.K., regardless of load size, will have the opportunity to choose their electricity supplier. The experience that Cinergy will gain in operating a utility in such a competitive environment should be highly valuable to Cinergy in connection with its power marketing efforts in the U.S. Third, the electricity sector in the U.K. may experience further consolidations, a process that in itself will likely produce attractive returns for investors. By its acquisition of an ownership interest in Midlands, Cinergy has achieved early entry into that market and therefore is positioned to earn an additional attractive return on its investment. Another benefit is that the Midlands acquisition provides access to valuable managerial resources: Midlands' management team is generally regarded by the U.K. financial community as one of the strongest in the U.K. utility industry. As an affiliated team, the combined managerial resources of Cinergy and Midlands will provide complementary skills and experience and valuable managerial depth.

       Together with these opportunities, investments in EWGs and FUCOs present risks. Cinergy scrutinizes potential Exempt Project investments to identify and mitigate these risks. The following discussion summarizes the systematic review process and the risk mitigation techniques that Cinergy currently employs./9/

       1.   The Project Review Process

       Every investment opportunity pursued by Cinergy is subjected to a series of formal reviews. The process begins with the identification of an investment opportunity. If the investment opportunity is located in a foreign country, risk analysis of that country is performed. The analysis focuses on the political, economic and currency stability of the particular country, the government's commitment to energy services, the legal and regulatory framework for private investment in energy facilities, and whether local business practices will support long-term investment of private capital. The analysis frequently entails a review of independent analyses and evaluations as well as discussions with third parties, such as banks, equipment suppliers, governmental agencies and consulting experts. This extensive review process mitigates the exposure to the expenditure of development funds without a realistic expectation of success in terms of both making investments in projects and in obtaining appropriate levels of non-recourse financing on commercially reasonable terms.

       Once development of a project is undertaken, the project's status and progress are continually reviewed to ensure that development expenditures are producing acceptable results. In addition, the project team identifies the major operating, commercial, financial, interest rate, foreign currency exchange, legal and country risks associated with the particular project and whether and how those risks have been mitigated. The members of the project team are responsible for the due diligence investigation of risks that have been identified.

       Potential projects are subjected to increasing levels of management review. Depending on the amount of Cinergy's anticipated financial exposure to a particular project, the proposed investment must be approved by Investments' board of directors, by the Finance Committee of Cinergy's board of directors (comprised entirely of outside directors), and by the full board of directors of Cinergy.

       As a practical matter, the investment review process is to a large extent replicated by the lenders and their consulting experts (i.e., engineers, legal, etc.) who provide debt financing on a non-recourse basis, since repayment of that debt will depend solely upon the success of the investment. Typically, non-recourse debt documents require the establishment of debt service and other funded reserves, and the achievement of specific financial measurements and performance, each of which is designed to preserve and protect the assets and the financial performance of the investment against operational, financial and other contingencies. Cinergy's success in arranging appropriate levels of Exempt Project non-recourse financing confirms the soundness of Cinergy's project review process.

            2.   Risk Mitigation of Exempt Projects

       Cinergy carefully evaluates the potential risks of an Exempt Project before Cinergy's funds are committed. Such risks may include one or more of the following:

            * Operating risks. Cinergy limits project development efforts to technologies/industries with which it has existing competencies such as electric generation and the transmission and distribution of electricity and gas. Due diligence of operating assumptions is carried out by experienced Cinergy employees and by outside consultants. Operating risks can be covered by equipment warranties and by casualty, business interruption and other forms of insurance. Further, when Cinergy or an affiliate is actively involved in the operation or administration of the investment, the Company enhances its ability to identify and address developing and existing problems.

            * Commercial risks. In competitive power markets electricity prices are determined by the economic laws of supply and demand. Cinergy conducts extensive investigations of the electricity markets in these environments. Cinergy seeks to ensure that the investment will be capable of providing electricity at or below the marginal cost in the region, thus ensuring that the investment can be a competitive supplier in a non-regulated environment.

            * Financial risks. Cinergy addresses the financial risks of Exempt Projects in a variety of ways. First and foremost, the Company seeks debt financing which is non-recourse to Cinergy or its subsidiaries (other than to the Exempt Project). With non-recourse financing, the debt of each Exempt Project is secured solely by its assets and revenues, and creditors have no recourse to seek repayment upon default from Cinergy or its subsidiaries (other than to the Exempt Project). This method of financing ensures that Cinergy's exposure to any investment is limited to the amount of its equity commitment and that Cinergy's domestic public utility subsidiaries (the "Operating Companies"/10/) and their customers are properly insulated from the risk of an investment's financial distress.

            * Interest rate risk. Interest rate variability can be addressed, in part, by borrowing on a fixed-rate basis or by purchasing financial instruments that fix or cap variable interest rates. The effects of interest rate volatility can be mitigated principally through two strategies: hedging and diversifying. Hedging techniques that Cinergy may utilize are designed to limit the impact that rising interest rates have on floating rate debt instruments. Diversification implies that liabilities will be spread among short- and long-term debt instruments, as well as fixed and floating interest obligations.

            * Foreign currency exchange risk. In general, Cinergy would intend to implement foreign currency risk minimization strategies when it enters into projects that subject it to material foreign exchange rate risk. For instance, this risk can be significantly mitigated where non-recourse project debt is borrowed in the same currency as the project revenues, ensuring a match between debt service obligations and operating income. In addition, Cinergy evaluates the various approaches available to mitigate foreign currency exchange risk based on the anticipated project return and timing of cash flows. Various types of both option-based (e.g., call, put and average rate options) and fixed rate instruments (e.g., futures contracts and currency swaps) are readily available from numerous domestic and foreign counterparties.

            * Legal risks. Legal risks are addressed by careful review of any investment by legal counsel, including local and international counsel, if applicable. Such legal reviews address, among other things, regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property, and the obligations inherent in the financing arrangements.

            * Country risks. In addition to the specific risks mentioned above, investing outside the U.S. can entail country-specific risks related to political or economic performance. As indicated previously, Cinergy evaluates country risk in the project review process and attempts to mitigate this risk through a number of measures. Most importantly, the country review process ensures that the political and economic stability of any country has been reviewed at several managerial levels, including Cinergy's board of directors, before any investment occurs. In addition to a general review, the country analysis focuses specifically on the country's energy sector and on the government's support for private ownership in that sector. If appropriate, introductory discussions are arranged to facilitate dialogue between the local political community and Cinergy management.

                 Also at the outset of development work in a foreign country, Cinergy will likely seek local and international partners who are experienced in doing business in the host country and internationally./11/ Such partners can be a very important element in mitigating the risk of expropriation or unfair regulatory treatment. In addition, political risk and currency convertibility can often be addressed through insurance underwritten by the Overseas Private Investment Corporation ("OPIC"), a U.S. agency, or private insurers. In the case of Cinergy's Argentine investments (EDESUR and Costanera), insurance was purchased from Lloyds of London and OPIC.

            * Liquidity risk. Cinergy believes an exit strategy is an important element of liquidity risk mitigation. Investment liquidity is analyzed during the investment review process by identifying exit options, such as potential investors. In addition to partners already committed to the investment, potential investors typically include local and international businesses which may seek vertical or horizontal integration. Increased investment liquidity enhances the ability to maximize economic performance and the ability to optimize returns. In 1995, Cinergy employed this return-maximization strategy in liquidating its investment in Costanera. The divestiture of Cinergy's interest in Costanera (which had been acquired through Cinergy's then-EWG, Costanera Power Corp.) resulted in the realization of a $6.4 million gain, net of income taxes. Over the 3 1/2 year period of its investment in Costanera, Cinergy realized an after-tax average annualized return of 21%.

            * Construction risk. Although there may be circumstances where Cinergy would seek to invest in "greenfield" projects, involving the development and construction of new utility facilities, to date Cinergy has invested only in existing utility systems and established utility companies.

            3.   Case Study:  Midlands

       Cinergy's acquisition of a 50% interest in Midlands illustrates the risk analysis outlined above.

       In assessing the commercial and operating risks of acquiring its interest in Midlands, Cinergy was influenced by a number of factors, including Midlands' successful operating history since privatization and its strong competitive position. The transaction presented no significant construction risk since Midlands is an established company with operational utility facilities. Cinergy was impressed by the high quality of Midlands' management and sought to retain the services of existing management following the acquisition.

       Financial risks were addressed most basically through an acquisition financing structure in which the bulk of the financing consisted of non-recourse debt (i.e., to Cinergy or to any subsidiary thereof other than Cinergy UK, Avon Holdings, Avon Energy and/or Midlands). To limit interest rate risk, Avon Energy entered into various interest rate swaps and cap arrangements which essentially provided one-half of its debt with a fixed rate for an average of a two-year period. To limit the foreign currency risk of the acquisition, Cinergy took a number of steps. All of the financing for the acquisition borrowed under the Avon Credit Agreement is denominated in sterling and is expected to be repaid ultimately out of Midlands' operating profits, which are also predominantly in sterling. By matching the currency of the debt and the repayment source, these arrangements eliminate the exchange rate and currency risks of the sterling-denominated debt. The remainder of the acquisition financing by Cinergy was in the form of dollar-denominated borrowings by Cinergy and Cinergy UK under the Cinergy Corp. Credit Agreement and the Cinergy UK Credit Agreement, respectively. To hedge the dollar value of its investment, Cinergy entered into a currency swap that obligates Cinergy and a counterparty to deliver pounds sterling and dollars, respectively, at an agreed upon exchange rate at a future date. The currency swap also provides a natural hedge of dividends payable by Midlands to Cinergy.

       Given the advanced state of the British legal and political systems and the British economy, the Midlands acquisition did not present significant legal, political, country or economic risks. With respect to the potential for the imposition of a windfall profits levy on regulated businesses (as noted earlier), Cinergy determined that such a levy was probable; consequently Cinergy factored that assumption into its pricing model for the acquisition and Cinergy's acquisition price was adjusted to reflect an estimated liability. To address any residual legal risk associated with the acquisition, and to ensure compliance with local law, Cinergy and GPU retained local U.K. counsel to assist in the acquisition.

       4.   Return on Exempt Projects

       Cinergy's Exempt Project investments have historically generated modest but important contributions to earnings. In 1994 and 1995, Cinergy's investments in EDESUR and Costanera contributed total net income of $175,000 and $7,160,000 ($770,000 after elimination of the gain on the sale of Costanera), respectively. Since first investing in international utility systems in 1992 through Cinergy's predecessor, Resources, Cinergy has never reported a full-year operating loss attributable to such projects. The Midlands investment added 10 cents to Cinergy's 1996 earnings per share and, on a pro forma basis assuming the acquisition had taken place on January 1, 1996, would have added 18 cents to Cinergy's 1996 earnings per share.

       E.   Potential Investments in Additional Exempt Projects

       Potential investments in additional Exempt Projects are a critical element of the Company's overall business strategy. However, because Cinergy's level of investments is at the ceiling imposed by the 50% Limitation, this important avenue for delivering value to Cinergy's shareholders and customers is currently closed to Cinergy. As a result, Cinergy is severely constrained in its ability to seriously consider opportunities for potential investments in additional Exempt Projects.

       Several factors account for the strategic importance of Cinergy's EWG/ FUCO investment program. First, investments in Exempt Projects present Cinergy with the opportunity to continue to grow through reinvestment of retained earnings in an industry sector that the Cinergy companies have decades of experience in, while at the same time diversifying overall asset risk. Second, Cinergy to date has deliberately pursued utility investments in England and Argentina, countries which have progressed much further than the United States towards deregulation and full competition in both wholesale and retail electricity markets. Cinergy believes that the creation and maintenance of value for its shareholders will hinge on its ability to effectively operate its core business in the U.S. as that business becomes subject to increasing competition. Cinergy's experience in markets that are already largely deregulated will greatly enhance its long-term prospects for success in that endeavor. The lessons learned from these deregulated markets will provide Cinergy with insights about the elements of market structures that produce efficient and equitable results for consumers and shareholders. These insights will assist Cinergy in helping to shape the evolution of the electric sector in the U.S.


Item 2.     Fees, Commissions and Expenses

       The fees, commissions, and expenses ("Fees") paid or to be paid or incurred by Applicants or any associate companies thereof in connection with the filing of this statement are estimated not to exceed $25,000, comprised of Fees of Cinergy Services, Inc., estimated not to exceed $10,000, and Fees of Reid & Priest LLP, estimated not to exceed $15,000.

Item 3.     Applicable Statutory Provisions

       A.   General Provisions

       Sections 6(a), 7, 9(a), 10, 12(b), 13(b), 32 and 33 of the Act and
Rules 43, 45, 53 and 100(a) thereunder are or may be applicable to the proposed transactions.

       Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make certain adverse findings under Sections 7 and 12 of the Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guarantee the securities of any EWG. Giving effect to the proposals contained herein, Cinergy will satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, since Cinergy is proposing herein that Cinergy's "aggregate investment" may exceed 50% of Cinergy's "consolidated retained earnings". None of the conditions specified in Rule 53(b) is or will be applicable.

       B.   Compliance with Rule 53(c)

       Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) or (b) of Rule 53 must affirmatively demonstrate that such proposal:

       1. will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

       2. will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.
The proposed transactions meet each of these tests.

       1. The proposed transactions will not have a substantial adverse impact upon the financial integrity of the Cinergy system.

       The absence of any substantial adverse impact on Cinergy's financial integrity within the meaning of Rule 53(c)(1) as a result of the Commission granting Cinergy's request for authorization to invest up to 100% of consolidated retained earnings in Exempt Projects is evident from a review of relevant factors, including (a) key financial ratios and benchmarks, (b) the market's view of Cinergy's securities and its investments in Exempt Projects, (c) the ratings assigned to Cinergy system securities by nationally recognized ratings agencies, (d) Cinergy's success in obtaining appropriate levels of Exempt Project non-recourse debt financing, and (e) Cinergy's historical success in its investments in Exempt Projects.

       a.   Key Financial Ratios/Benchmarks

       An "aggregate investment" equal to 100% of Cinergy's "consolidated retained earnings" would still represent a relatively small commitment of capital based on various key financial ratios at December 31, 1996. Investments in this amount (assumed to be $990 million) would be equal to only 16% of Cinergy's consolidated capitalization ($6.2 billion), 16% of consolidated net utility plant ($6.3 billion), 11% of consolidated assets ($8.8 billion), and 19% of the market value of Cinergy's outstanding common stock ($5.3 billion). Cinergy's consolidated retained earnings increased $73 million in 1995, Cinergy's first full year of operations, and an additional $42 million in 1996.
       Cinergy's consolidated capitalization ratios at December 31, 1996, 45% equity and 55% debt (including short-term debt), are within the guidelines prescribed by Standard & Poor's for "A" rated utilities.

Capitalization Ratio Table

                      Capitalization Ratio
                                     "A" Industry
                 Cinergy             Guidelines
Equity           45%                 44-57%
Debt             55%                 43-56%


       With respect to relevant financial benchmarks specifically contemplated by the terms of Rule 53, none of the conditions enumerated in paragraph (b) thereof is applicable: (1) there has been no bankruptcy of a Cinergy associate company (cf. Rule 53(b)(1)); (2) Cinergy's consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the preceding four quarterly periods (cf. Rule 53(b)(2)); and (3) Cinergy has never reported a full-year "operating loss" attributable to its Exempt Projects (cf. Rule 53(b)(3)).
       Cinergy undertakes to notify the Commission by filing a further post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) arise during the authorization period. Cinergy also represents that it will remain in compliance with the requirements of Rule 53(a), other than Rule 53(a)(1), at all times during the authorization period./12/
            b.   Market Assessment
       The equity market's assessment of Cinergy's future growth and earnings evidences exceedingly strong investor confidence in Cinergy's ability to deliver shareholder value relative to Cinergy's competitors. Cinergy's market-to-book ratio of 2.04 at the end of 1996 was the highest among the 25 largest electric utilities, and Cinergy's price/earnings ratio of 15.7 at year end 1996 was among the top five.

Pre and Post Midlands Table

                           Pre-Midlands       Post-Midlands
                           Investment          Investments
                              (3/96)             (12/96)
Market-to-Book Ratio:/13/
       Cinergy                  186%                204%
       Industry                 149%                145%
Price/Earnings Ratio:/l4/
       Cinergy                  13.5                15.7
       Industry                 12.5                12.2

       In addition, for the year 1996, Cinergy's common stock price increased 9% compared to a decrease of 3% for the industry as a whole.

       This extremely favorable comparison of market prices and ratios bears witness to the market's endorsement of Cinergy's management team, its track record, and the investment strategy, techniques and evaluation skills it employs.

       Moreover, as indicated in the table above, the relative improvement in market indicators following the Midlands acquisition testifies to the market's specific endorsement of this transaction. On the day the offer to acquire Midlands was announced, Cinergy common stock appreciated 3% while the industry's most generally referenced indices decreased in price. The market's full review of the transaction resulted in an even greater appreciation of its value. For the two-week period following the announcement, the total return on Cinergy common stock was more than twice the total return on the industry's stock indices. To Cinergy's shareholders, outperforming the industry's indices resulted in additional value of approximately $168 million.

       For all of 1996, Cinergy produced a total return to shareholders of 15.42%, placing Cinergy third among the 25 largest electric utilities in total shareholder return for the year.

            c.   Ratings

       The senior securities of each of the Operating Companies are currently rated "A-" by Standard & Poor's and have all experienced upgrades since the Cinergy merger. These upgrades have been received in a period when the industry is generally being viewed as more risky by the rating agencies, as evidenced by the number of recent downgrades experienced by utilities.

S&P Bond Ratings

                      S&P Bond Ratings
                      1994      1995      1996
CG&E                  BBB+      A-        A-
ULH&P                 BBB+      A-        A-
PSI                   BBB+      A-        A-

Duff & Phelps Bond Ratings

                      Duff & Phelps Bond Ratings
                      1994      1995      1996
CG&E                  BBB+      A-        A-
ULH&P                 N/A       A-        A-
PSI                   BBB+      A-        A-


Fitch Bond Ratings
                      Fitch Bond Ratings

                      1994      1995      1996
CG&E                  A-        A-        A-
ULH&P                 N/A       N/A       N/A
PSI                   A-        A-        A


Moody's Bond Ratings

                      Moody's Bond Ratings
                      1994      1995      1996
CG&E                  Baa1      A3        A3
ULH&P                 Baa1      A3        A3
PSI                   Baa1      A3        A3


       All four rating agencies affirmed their ratings for Operating Company debt following announcement of the Midlands acquisition.

            d.   Non-recourse Financing
       As previously noted, approximately $1.6 billion of the $2.6 billion purchase price of Midlands was financed through the issuance to banks and other financing institutions of debt ultimately secured entirely by the interests of Avon Holdings, Avon Energy and Cinergy UK in Midlands and its earnings. The success in placing non-recourse debt of that magnitude, secured by the borrowers' interests in Midlands, attests to the lenders' views of the merits of the Midlands transaction.
            e.   Success in Exempt Project Investments
       As discussed earlier, Cinergy's investments in Exempt Projects have contributed to Cinergy's financial strength. With respect to Argentina, Cinergy's sale in late 1995 of its interest in Costanera resulted in the realization of a gain of $6.4 million, net of taxes. Cinergy achieved an after-tax average annualized return of 21% from its investment in Costanera. The Midlands acquisition has already enhanced Cinergy's short-term earnings growth, adding 10 cents to Cinergy's 1996 earnings per share.

       2. The proposed transactions will not have an adverse impact on any utility subsidiary of Cinergy, or its customers, or on the ability of Cinergy's state public utility commissions to protect such customers.

       The proposed transactions likewise will not have an adverse impact within the meaning of Rule 53(c)(2) on any of the Operating Companies or their customers, or on the ability of the applicable state public utility commissions to protect those customers. Among the factors that compel this conclusion are:
       a.   the Operating Companies' financial integrity;

       b. the absence in the foreseeable future of any anticipated need on the part of the Operating Companies for additional capital from Cinergy;

       c. Cinergy's compliance with other applicable requirements of Rule 53(a) intended to protect the interests of customers of the Operating Companies; and

       d. the enhanced state commission oversight of the Operating Companies resulting from the global settlement agreements, commitments and conditions agreed to by Cinergy and the Operating Companies as part of the 1994 merger that created Cinergy.
Cinergy is supplementing these safeguards with the additional commitment set forth in subsection "d" below.
       Prior to filing this application, senior officers and other personnel of Cinergy met with personnel of each of the state public utility commissions that regulate the retail electric or gas rates of the Operating Companies - the Public Utilities Commission of Ohio, the Indiana Utility Regulatory Commission and the Kentucky Public Service Commission - to discuss Cinergy's proposal and to address the concerns of the state commissions. The state commissions will be providing their written positions to this Commission regarding Cinergy's proposal.
            a.   Operating Company Financial Integrity
       Debt (including short-term debt) ratios of the Operating Companies are consistent with industry averages for "A" rated electric utilities.

Debt Capitalization Table

                      Debt as % of Capitalization

                           1994      1995      1996

CG&E                       49%       51%       52%
ULH&P                      50%       39%       39%
PSI                        51%       47%       49%
A-rated utilities/15/      49%       49%


       The Operating Companies' ability to issue first mortgage bonds and preferred stock depends upon satisfaction of certain earnings coverages in their mortgage bond indentures and corporate charters at the time such securities are issued. Currently, the Operating Companies anticipate having more than adequate earnings coverages for financing requirements in the foreseeable future.
       The Operating Companies' coverages have generally been within the "A" range set by the major rating agencies in recent years. The Operating Companies continue to show strong financial statistics as measured by the rating agencies (pre-tax interest coverage, debt ratio, funds from operations to debt, funds from operations interest coverage, and net cash flow to capital expenditures).
            b.   Lack of Foreseeable Need for Cinergy Capital
       Additional investments in Exempt Projects will not have any negative impact on the Operating Companies' ability to fund operations and growth since the Operating Companies do not depend on Cinergy for capital. Since the merger, with the exception of a December 1994 $160 million capital contribution from Cinergy to PSI,/16/ the Operating Companies have been financing their capital needs entirely with their own internal funds or with the proceeds of sales to nonassociates of their securities. Current projections indicate that Cinergy should not have to make any equity investments in the Operating Companies in connection with their ordinary business operations through 2005.
            c. Additional Protections for Operating Company Customers and State Commissions under Rule 53(a)
       Cinergy has complied and will continue to comply with various conditions of Rule 53(a) providing specific protections to customers of the Operating Companies and their state commissions - in particular, the requirements of Rule 53(a)(2) regarding the preparation and making available of books and records and financial reports regarding Exempt Projects; the requirements of Rule 53(a)(3) regarding the limitation on the use of Operating Company employees in connection with providing services to Exempt Projects; and the requirement of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.
       d.   1994 Merger Settlement Agreements and Commitments; Additional
Commitment
       The scope and magnitude of the commitments made by Cinergy to its state regulators and other parties in connection with the settlement of merger proceedings in 1994 provide unique assurances that the proposal will not have an adverse impact on the ability of the state commissions to protect Cinergy's utility subsidiaries or their customers. Cinergy is not aware that any other registered holding company system has entered into comparable consensual arrangements with all of its state regulators.
       Copies of all of these settlement agreements and merger approvals were submitted by Cinergy into the record in the Commission proceeding approving the Cinergy merger (see amended Application-Declaration in File No. 70-8427) and were discussed by the Commission in its order granting Cinergy's application (see Rel. No. 35-26146, October 21, 1994).
       In addition to these existing commitments, Cinergy represents that it will not seek recovery through higher rates to the Operating Companies' utility customers in order to compensate Cinergy for any possible losses that it may sustain on investments in Exempt Projects or for any inadequate returns it may realize on such investments.
       The following is a detailed summary of the relevant provisions of the 1994 merger settlement agreements and commitments.
            i.   Indiana
       On March 3, 1994, PSI, Cinergy, Resources and representatives of various Indiana retail electric customers of PSI ("Indiana Settling Parties") entered into a comprehensive Settlement Agreement ("Indiana Settlement Agreement") in the context of proceedings before the Federal Energy Regulatory Commission ("FERC") concerning the Cinergy merger. The Indiana Utility Regulatory Commission ("IURC") approved the Indiana Settlement Agreement in its March 29, 1994 order in Cause No. 39897.
       The Indiana Settlement Agreement ensures the continuing effectiveness of state regulation in a number of ways, including the following:
       * PSI and Cinergy agreed to the continuing application of Indiana statutory law to PSI, Cinergy and their affiliates or subsidiaries to the extent such law overlaps with federal law (including the allowance or denial of recovery of costs in retail rates).

       * PSI and Cinergy agreed that (a) any proposed amendment to the Cinergy system operating agreement filed under Section 205 of the Federal Power Act with the FERC (the "Operating Agreement") or to the Cinergy system utility service agreement approved by the SEC in its 1994 merger order (the "Service Agreement") and (b) certain other proposed affiliates contracts to which PSI would be a party that are required to be filed with and/or approved by the FERC or the SEC would not become effective unless and until the proposed amendment or affiliate contract had been filed with and approved, or not finally rejected, disapproved, or found unreasonable by the IURC.

       * PSI and Cinergy agreed that in any pending proceeding before the IURC, PSI and Cinergy would make available to the IURC and the Indiana Office of Utility Consumer Counselor ("UCC") all books and records, and employees and officers of Cinergy, PSI and any affiliate or subsidiary of Cinergy or PSI.

       As part of the Indiana Settlement Agreement, the Indiana Settling Parties agreed to certain "Principles of Diversification." These principles apply to Cinergy's or PSI's participation in non-utility businesses or in public utility businesses outside of the United States.
In particular, Section 11.2 of the Indiana Settlement Agreement provides that:
       [T]he Cinergy Companies recognize and acknowledge that the IURC under I.C. 8-1-2 [i.e., Indiana Code 8-1-2] has continuing authority over [PSI's] capital structure, financings and cost of capital for ratemaking purposes sufficient to enable the IURC to protect [PSI's] retail electric customers from any material adverse affects that may result from [PSI's] or Cinergy's participation in non-utility businesses or in public utility businesses outside of the United States of America.

       The foregoing statement is consistent with the following statements contained in a July 2, 1992 letter from the then-Chairman of the IURC to the SEC/17/ concerning a proposed investment by Resources in a public utility business in Argentina:

       In general, the IURC's continuing authority over PSI Energy's capital structure, financings and cost of capital for ratemaking purposes will enable the IURC to protect PSI Energy's retail electric customers from any financial effects resulting from the activities in PSI Argentina. The IURC has authority to investigate transactions between utilities and their subsidiaries, pursuant to Indiana Code ("I.C.") 8-1-1-11, to prescribe the form of all books, accounts, papers and records of utilities, I.C. 8-1-2-12 and 14, and is required to inquire into the management of the business of all public utilities, I.C. 8-1-2-48, and to keep itself informed as to the manner and method in which such business is conducted, I.C. 8-1-2-49. The IURC can use these powers, in addition to its general ratemaking authority as noted above, to ensure that PSI Argentina's activities do not adversely affect PSI Energy's ratepayers.


       In sum, the IURC has both general and specific authority and will exercise its authority, as appropriate, to protect Indiana ratepayers.
       With respect to the furnishing of pertinent information by PSI to the IURC concerning the diversification activities of PSI or Cinergy,
Section 11.3 of the Indiana Settlement Agreement further provides:
       In addition to the annual information filings to be made by PSI under the Affiliate Guidelines attached hereto as Appendix "E", PSI agrees that it shall on an annual basis file with the IURC and provide to the UCC the following information for each applicable PSI Affiliate (as defined in the Affiliate Guidelines attached hereto as Appendix "E" [which definition includes, among others, all subsidiaries of Cinergy]):

       1. The capital structure of each Affiliate as of the end of the applicable period;

       2. A statement of the changes in the capital structure of each Affiliate during the applicable period;

       3. An assessment of the effects on PSI's capital structure and PSI's ability to attract capital of the activities of each Affiliate during the applicable period; and

       4. If requested by the IURC or the UCC, the names and job descriptions of any employees of PSI transferred to, or for whom 75 percent of their time has been allotted to, an Affiliate during the applicable period.

       In short, the Indiana Settlement Agreement confers additional significant rights on the IURC, beyond those otherwise accruing to it under state law, the net effect of which is to preserve unimpaired the ability of the IURC to protect Cinergy's utility subsidiaries and their customers in the context of the instant proposal.

            ii.  Ohio

       As part of a comprehensive merger settlement, Cinergy also entered into an Ohio Joint Stipulation and Agreement ("Ohio Settlement Agreement") that was filed with FERC on March 4, 1994. The Ohio Settlement Agreement, which was signed by Cinergy, CG&E, the Public Utilities Commission of Ohio ("PUCO"), and the Office of the Ohio Consumers' Counsel ("OCC"), ensures the continuing effectiveness of state regulation in a number of ways, including the following:

       * CG&E and Cinergy agreed to the continuing application of Ohio statutory law to CG&E, Cinergy, their affiliates or subsidiaries to the extent such law overlaps with federal law (including the allowance or denial of recovery of costs in retail rates).

       * CG&E and Cinergy agreed that (a) any proposed amendment to the Operating Agreement or the Service Agreement and (b) certain other proposed affiliates contracts to which CG&E would be a party that are required to be filed with and/or approved by the FERC or the SEC would not become effective unless and until the proposed amendment or affiliate contract had been filed with and approved, or not finally rejected, disapproved, or found unreasonable by the PUCO.

       * CG&E and Cinergy agreed that in any pending proceeding before the PUCO, CG&E and Cinergy would make available to the PUCO and the OCC all books and records, and employees and officers of Cinergy, CG&E and any affiliate or subsidiary of Cinergy or CG&E.
       In addition, as part of the merger settlement process, CG&E agreed in February 1994 to certain Principles of Diversification similar to the PSI principles discussed above. In these principles, CG&E and Cinergy:

       recognize and acknowledge that the [PUCO] under Title 49 of The
Ohio Revised Code has continuing authority over CG&E's capital structure, financings and cost of capital for ratemaking purposes sufficient to enable the [PUCO] to protect CG&E's retail electric customers from any material adverse [e]ffects that may result from CG&E's or Cinergy's Participation in Diversified Business./18/

Principles of Diversification Section V.

       As part of the Principles, CG&E also agreed to make certain informational filings with the PUCO (with copies to the OCC), including:

       1. The capital structure of each Affiliate as of the end of the applicable period;

       2. A statement of the changes in the capital structure of each Affiliate during the applicable period;

       3. An assessment of the effects on CG&E's capital structure and CG&E's ability to attract capital of the activities of each Affiliate during the applicable period; and

       4. If requested by the [PUCO] or the OCC, the names and job descriptions of any employees of CG&E transferred to, or for whom 100 percent of their time has been allocated to, an Affiliate during the applicable period.

Principles of Diversification Section VI.

       Finally, the Principles of Diversification specify (in Exhibit B) that the financial policies and guidelines for transactions between CG&E and its affiliates shall reflect certain cross-subsidization principles, including:

       * CG&E's utility customers shall not subsidize the activities of CG&E's non-utility affiliates or CG&E's utility affiliates.

       * Neither CG&E's non-utility affiliates nor CG&E's utility affiliates shall subsidize the public utility activities of CG&E.

       * CG&E's costs for jurisdictional rate purposes shall reflect only those costs attributable to its jurisdictional customers.

       * CG&E shall maintain and utilize accounting systems and records which are sufficient to identify and appropriately allocate costs between CG&E and its affiliates, consistent with these cross-subsidization principles and such financial policies and guidelines.

       In sum, the numerous protections built into the Ohio Settlement Agreement and ancillary agreements give substantial assurance that the proposal before this Commission will not have an adverse impact on the ability of the PUCO to protect Cinergy's utility subsidiaries or their customers.

       iii. Kentucky

       As with Indiana and Ohio, the Kentucky Public Service Commission ("KPSC") secured various commitments through the merger settlement process that ensure its ability to protect Cinergy utility subsidiaries and their customers. In its order issued May 13, 1994 in Case No. 94-104 conditionally approving the Cinergy merger, the KPSC accepted certain commitments made by Cinergy and CG&E during the course of that proceeding "to ensure that the creation of Cinergy does not impair the [KPSC's]
regulatory authority over ULH&P ... ."  These initial commitments included:

       * Access to the accounts and records of Cinergy, Cinergy's service company subsidiary, Cinergy Services, Inc., and any affiliates and subsidiaries controlled by Cinergy to verify transactions with ULH&P.

       * The ability of the KPSC to review and approve or reject certain affiliate contracts involving Cinergy system companies.

       * A commitment that no claim of SEC preemption would be raised before the KPSC or in any action in any forum in the event that any affiliated costs, other than those included in ULH&P's purchased power costs, are excluded for rate-making purposes.
       Beyond these commitments, the KPSC in its merger order imposed certain additional conditions, all of which were accepted in writing by Cinergy and CG&E. As summarized in detail below, these conditions focused on three areas: (1) protection of utility resources; (2) the KPSC's ability to monitor the corporate activities of ULH&P, CG&E, Cinergy and Cinergy's other affiliates; and (3) reporting requirements. Specifically, To implement these protections, the KPSC imposed certain "conditions and requirements," including but not limited to:

       1. Protection of utility resources: The KPSC stated that in future proceedings it will be the responsibility of ULH&P to show that its allocation methodologies have not resulted in any cross-subsidization. As part of that showing, ULH&P should be prepared to disclose fully all allocated costs, the portion allocated to each subsidiary of Cinergy, complete details of the methods of allocation, and the justification for the amount and the method. The KPSC also noted that the accounting and other procedures and controls established by Cinergy, CG&E, and ULH&P will be reviewed periodically, and in ULH&P proceedings as appropriate. KPSC Order at 13.

       In furtherance of its ability to protect the utility's resources, the KPSC stated the following:

       For rate-making purposes, the [KPSC] has jurisdiction over ULH&P's capital structure, financing, and cost of capital. Through this authority, the [KPSC] can protect ratepayers from the financial effect of non-utility activities. No new debt, preferred stock, or common equity can be issued without its prior approval. This prevents significant deviations from the approved capital structure, which is the key to ensuring that ULH&P maintains its financial integrity. Supplementing this financial control, the [KPSC] must approve any guarantee of debt obligations by ULH&P for Cinergy and its affiliates.

KPSC Order at 16. Thus, the KPSC's substantial ability to protect the financial resources of the utility, as discussed in its order, will not be impaired in any way by the proposal under consideration before this Commission.

       2. Ability to monitor corporate activities of ULH&P, CG&E, Cinergy and Cinergy's other affiliates: Noting that "the most indispensable requirement is open access to all books, records, and personnel of Cinergy and each subsidiary," the KPSC stated that it "will have access, as necessary in the exercise of its statutory duties, to the books and records of Cinergy and its other affiliates and subsidiaries as the books and records may be related to transactions with ULH&P. If the subsidiaries or affiliates of Cinergy do not transact business with ULH&P, ULH&P will verify, if necessary, the absence of such transactions through independent sources." KPSC Order at 17-18.

       3. Reporting requirements: The KPSC's order also imposed substantial reporting requirements "[i]n order to monitor effectively the activities of ULH&P, Cinergy and its related subsidiaries, and protect ratepayers . . . ."  KPSC Order at 19.  Among the reporting required by the
KPSC, ULH&P is to "furnish financial statements of Cinergy including consolidating adjustments of Cinergy and its subsidiaries with a brief explanation of each adjustment and all periodic reports filed with the SEC." KPSC Order at 19.

            iv. Conclusion Regarding Ability of State Commissions to Protect Operating Companies and Their Customers

       Clearly, the commissions in the three states in which the Cinergy utility subsidiaries operate have substantial authority - through continued control of each utility's operating expenses and capital structure, through access to the books, records and employees not only of the utility but its subsidiaries and affiliates, through prior approval rights over affiliate contracts, through the imposition of accounting procedures and controls, and through the various reporting requirements - to protect the utility subsidiaries and their customers, and the proposal before the Commission in no way impairs that authority.

Item 4.     Regulatory Approval

       The proposed transactions are not subject to the jurisdiction of any State commission or any federal commission other than this Commission.

Item 5.     Procedure

       Applicants request that the Commission issue and publish as soon as practicable the requisite notice under Rule 23 with respect to the filing of this amended Application-Declaration, and that after the expiration of the requisite notice period the Commission promptly issue an order granting and permitting to become effective this amended Application-Declaration.

       Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

       Cinergy proposes to file quarterly certificates pursuant to Rule
24, within 60 days after the end of each calendar quarter (commencing with the first full quarter following the Commission's order herein), containing the following information as of the end of the preceding quarter (except as otherwise noted)/19/:

       (i) A computation in accordance with Rule 53(a) of Cinergy's "aggregate investment";

       (ii) Cinergy's "aggregate investment" expressed as a percentage of consolidated capitalization, consolidated net utility plant, consolidated assets and market value of outstanding common stock;

       (iii) Consolidated capitalization ratios with consolidated debt to be inclusive of all short-term debt and non-recourse Exempt Project debt to the extent normally consolidated under GAAP or other applicable financial reporting rules;

       (iv) The market-to-book ratio of Cinergy's common stock;

       (v) An analysis of the growth in consolidated retained earnings which segregates earnings growth attributable to Exempt Projects as a whole versus all other subsidiaries of Cinergy; and

       (vi) A breakdown in revenues and net income of each of the Exempt Projects for the 12-months then-ended.

Item 6.     Exhibits and Financial Statements

       (a)  Exhibits

            F    Opinion of Counsel (to be filed by amendment).
            G    Form of Federal Register Notice (filed herewith).

       (b)  Financial Statements

       FS-1 Cinergy Consolidated Financial Statements, dated December 31,
1996

            FS-2 Cinergy Financial Statements, dated December 31, 1996

            FS-3 Investments Consolidated Financial Statements, dated December 31, 1996

            FS-4 Cinergy Services Financial Statements, dated December 31,
1996

            FS-5 Cinergy Consolidated Financial Data Schedule (included as part of electronic submission only)

             FS-6     Cinergy Financial Data Schedule (included as part of
electronic submission only)

            FS-7 Investments Consolidated Financial Data Schedule
(included as part of electronic submission only)

            FS-8 Cinergy Services Financial Data Schedule (included as part of electronic submission only)

Item 7.     Information as to Environmental Effects

       (a) In light of the nature of the proposed transactions, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

       (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                           SIGNATURE

       Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: February 28, 1997

                                     CINERGY CORP.


                                     By:  William L. Sheafer
                                       Treasurer


                                     CINERGY INVESTMENTS, INC.

                                     By:  William L. Sheafer
                                       Treasurer

                                     CINERGY SERVICES, INC.

                                     By:  William L. Sheafer
                                       Treasurer

                               ENDNOTES

/1/ The September 1995 EWG/FUCO Order and the March 1996 EWG/FUCO Order used a different defined term - a "Special Purpose Subsidiary" - to identify any such special purpose company formed, inter alia, to acquire and hold the securities of one or more EWGs and/or FUCOs. There is no substantive difference between that term and "Project Parent." As used herein, the term "Exempt Project" refers to any EWG, FUCO or Project Parent in which Cinergy holds a direct or indirect ownership interest.
/2/   The March 1996 EWG/FUCO Order also clarified that if an investment by
Cinergy or Investments in a Project Parent took the form of a guarantee of a security of a Project Parent denominated in a currency other than U.S. dollars, the amount of the guarantee, for purposes of determining Cinergy's "aggregate investment," would be determined by converting the stated amount of the underlying security into U.S. dollars at currency exchange rates in effect at the time the guarantee was issued.
/3/ Such $8 million increase in Cinergy's "aggregate investment" resulted from Cinergy refinancing, with the proceeds of an additional borrowing by Cinergy under its $600 million Credit Agreement, dated May 6, 1996 ("Cinergy Corp. Credit Agreement"), with certain banks named therein and Barclays Bank plc ("Barclays") as administrative agent, $8 million of short-term debt originally issued by Cinergy UK, Inc., a wholly-owned subsidiary of Investments and a Project Parent ("Cinergy UK"), pursuant to its $40 million Credit Agreement, dated May 6, 1996 ("Cinergy UK Credit Agreement"), with certain banks named therein and Barclays as administrative agent, to finance a portion of Cinergy's share of the purchase price of Midlands Electricity plc ("Midlands"). For further information with respect to the acquisition financing by Cinergy of its investment in Midlands reference is made to the text under Item 1.C.2.
/4/   In addition, in connection with the Cinergy merger, Cinergy succeeded to Resources' minority ownership interest in Central Costanera, S.A. ("Costanera"), an electric generation facility in Argentina, acquired by Resources pursuant to the Commission's order in PSI Resources, Inc., et al., Rel. No. 35-25674, November 13, 1992. In late 1995, Cinergy sold all of its interest in Costanera to various non-affiliated third-party buyers. See Rule 24 certificate in File No. 70-8589 filed on February 15, 1996.
/5/ See Notification of Foreign Utility Company Status on Form U-57 filed by Cinergy on behalf of Midlands on July 2, 1996 and Cinergy's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 1996, respectively.
/6/   As of January 31, 1997 Cinergy UK had repaid a total of approximately
$13 million of the funds originally borrowed under the Cinergy UK Credit Agreement and Cinergy had correspondingly increased its aggregate investment in Midlands by $13 million.
/7/ Certain members of the opposition British Labor Party have proposed a windfall profits levy against businesses formerly owned and operated by the British Government which could significantly reduce the amount of income received by Cinergy from the Midlands investment in the year in which such a levy would be enacted. The total amount to be raised by such a levy, the manner in which the levy would be calculated and paid, as well as which privatized companies would be included in the levy, remain unclear although it is almost certain that companies such as Midlands would be included.
The governing Conservative Party led by Prime Minister John Major is required to hold general elections no later than May 1997, after which more information will become available on the prospects for enactment of such a levy.
/8/ In 1995, its first calendar year of operation following the merger, Cinergy achieved non-fuel operation and maintenance savings of approximately $42 million, significantly exceeding initial estimates of first-year merger benefits. Additionally, the merger allowed the Company to reduce fuel costs and capital spending in 1995 by $13 million and $170 million, respectively. Cinergy is currently undergoing a reengineering process that it expects will result in the realization of further significant cost savings.
/9/   This process is by its very nature evolutionary and subject to change, and the risk mitigation techniques selected are unique to each project. Therefore, while the description that follows is illustrative of those processes and techniques employed in the past, they are subject to change. Similarly, the discussion does not address any similar due diligence procedures that may be undertaken by any Exempt Projects in which Cinergy has invested or may invest, and which, obviously, are not parties to this application.
/10/ The "Operating Companies" consist of PSI, which among other things provides retail electric service to customers in north central, central and southern Indiana, and The Cincinnati Gas & Electric Company ("CG&E") and its utility subsidiaries, The Union Light, Heat and Power Company ("ULH&P"), Lawrenceburg Gas Company, The West Harrison Gas and Electric Company and Miami Power Corporation, which among other things provide retail gas and electric service to customers in the southwestern portion of Ohio and adjacent areas of Indiana and Kentucky.
/11/   For example, in the EDESUR investment, Cinergy teamed with five large local and international services companies. In the Midlands transaction Cinergy is partnering with GPU. In addition, Cinergy and GPU have an important local partner since the acquisition left in place Midlands' existing management team.
/12/ Cinergy appreciates that should it at any time not remain in compliance with the requirements of Rule 53(a), other than Rule 53(a)(1), or should any of the circumstances described in Rule 53(b) occur, the authorization obtained in connection with this application-declaration, insofar as it increases Cinergy's permitted aggregate investment to 100% of consolidated retained earnings, would cease to be effective and Cinergy would not be authorized to make any further investments in Exempt Projects in amounts in excess of 50% of consolidated retained earnings without obtaining a further order of the Commission.
/13/ Source: Regulatory Research Associates, Utility Focus, April 1996 and January 1997.
/14/ Source: Regulatory Research Associates, Utility Focus, April 1996 and January 1997.
/15/ Source: Regulatory Research Associates, Utility Focus, April 1996 and January 1997.
/16/ In December 1994 Cinergy issued and sold over 7 million shares of its common stock to the public and contributed $160 million of the net proceeds thereof to the equity capital of PSI (see generally Rule 24 certificate in File No. 70-8477). PSI used such funds for general corporate purposes, including repayment of short-term indebtedness incurred for construction financing.
/17/ See PSI Resources, Inc., et al., Release No. 35-25674, November 13, 1992 (text accompanying notes 21 and 22).
/18/   "Diversified Business" was defined in the Principles to mean (i) a non-utility business, or (ii) a public utility business outside the United States of America. "Participation" was defined to mean "an acquisition of securities, or any interest in a business, which results in either CG&E becoming a direct owner of a Diversified Business or a Diversified Business becoming an Affiliate of CG&E." Principles of Diversification Sections II D and G.
/19/ This quarterly reporting obligation would supersede the Rule 24 reporting obligation presently in effect in this docket.


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